Mercantile Bancorp, Inc.
200 North 33rd Street
Quincy, Illinois 62301
December 11, 2008
William Friar
Senior Financial Analyst
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Mercantile Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14-A
Filed November 26, 2008
File No. 1-32434
Dear Mr. Friar:
     We received your comments dated December 2, 2008 via facsimile from Gregory Dundas, Division of Corporation Finance, relating to the Preliminary Proxy Statement on Schedule 14-A filed on November 26, 2008 (the “Initial Filing”) for Mercantile Bancorp, Inc., File No. 1-32434. As you requested, we have provided responses to your comments below and have made the related changes to the Initial Filing, which are incorporated into the amended filing filed herewith (the “Amended Filing”). The final sentence of each response indicates the section of the Amended Filing where the revisions begin in response to the comments.
     Your comments and our responses to each comment are as follows:
Impact of the Capital Purchase Program
1.	Comment:

Please disclose how you expect to use the proceeds of your proposed sale of securities to the Treasury Department.

Mercantile Bancorp, Inc.
December 11, 2008

Response:

We addressed the Company’s anticipated uses of the proceeds from the proposed sale of securities to the United States Department of Treasury (the “Treasury”) in the Initial Filing on page 1 of the President and Chief Executive’s cover letter in the first and second paragraphs under the heading “Background on the Program;” page 5 of the proxy statement in the first paragraph under the heading “Description of, and Rationale for, Proposal;” and on page 6 of the proxy statement in the third paragraph under the heading “Background of U.S. Treasury Program.”

In response to the comment, we have enhanced our discussion of the anticipated uses of the proceeds in a new section with the heading “Possible Uses of Treasury Program Proceeds” under Item 1.

2.	Comment:

Please discuss how your participation in the Capital Purchase Program may require you to register for resale securities you have issued to the Treasury Department.

Response:

The requirements to register the securities to be issued to the Treasury are discussed in the Capital Purchase Program Term Sheet attached as Appendix B to the Initial Filing.

In response to the comment, we have revised the discussion of Item 1 of the proxy statement to include under the heading “Registration of Shares Issued to Treasury” a summary description of the registration requirements to supplement the disclosure in Appendix B.

3.	Comment:

Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

Response:

On pages 6 and 7 on of the Initial Filing in the fifth paragraph under the heading “Background of the U.S. Treasury Program,” we stated that there is no assurance the Company’s application to the Treasury for the Program will be approved.

Mercantile Bancorp, Inc.
December 11, 2008

In response to the comment, we have reiterated in the third paragraph under the heading “Possible Uses of Treasury Program Proceeds” in the discussion of Item 1 that the Treasury is not obligated to accept the application or invest the full amount for which the Company may be eligible under the Program.

4.	Comment:

Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

Response:

On page 7 of the Initial Filing in the sixth paragraph under the heading “Background of the U.S. Treasury Program,” we discussed the Company’s options in the event the Treasury does not approve the Company’s application.

In response to the comment, we have expanded the discussion of the potential effects on the Company if the application is not approved. The revisions are noted in the third paragraph under the heading “Possible Uses of Treasury Program Proceeds” under Item 1.
Financial Statements
5.	Comment:

We note your statement on page 9 that Item 13(a) financial information has not been included because you believe such information is not material to investors. If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted below as well as to total shareholders’ equity and your capital ratios.

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:
x	how the application of the proceeds of the transaction may potentially effect your net interest margin;

x	how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

Mercantile Bancorp, Inc.
December 11, 2008

x	how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.
Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

If, following such analysis, you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of sale as well as the other items noted in the following paragraph.

In preparing pro forma financial statements, discus any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. State, if true, that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. Describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

Response:

Revisions to the proxy statement to include proforma financial information and related narrative disclosure are set forth under the heading “Pro Forma Financial Impact of Senior Preferred Stock and Warrants” under Item 1.

     As requested, on behalf of the Company, I acknowledge (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mercantile Bancorp, Inc.
December 11, 2008

     If you would like to discuss our responses, please contact me at (217) 223-7300, ext 1220.

Sincerely,
/s/Michael P. McGrath
Executive Vice President, Treasurer,
Secretary and Chief Financial Officer